UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 27, 2009



THE DAVEY TREE EXPERT COMPANY
(Exact name of registrant as specified in its charter)

Ohio	**000-11917**	**34-0176110**
(State or other jurisdiction of incorporation)	(Commission File Number)	(Employer Identification Number)

1500 North Mantua Street
P.O. Box 5193
Kent, Ohio 44240
(Address of principal executive offices) (Zip Code)

(330) 673-9511
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

(b) **Departure of a Director**

On November 27, 2009, Robert A. Stefanko resigned from the Board of Directors of The Davey Tree Expert Company to devote more time to his other business and personal interests. In addition to his service on the Board of Directors, Mr. Stefanko was a member of the Audit Committee and the Corporate Governance Committee. The Board of Directors, through its Corporate Governance Committee, has begun the process of identifying candidates to fill the unexpired portion of Mr. Stefanko's term.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DAVEY TREE EXPERT COMPANY

By: /s/ David E. Adante

David E. Adante
Executive Vice President, Chief Financial Officer
and Secretary

Date: December 2, 2009